UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc., dated May 22, 2013: Ocean Rig UDW Inc. Reports Financial and Operating Results for the First Quarter 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: May 22, 2013	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER 2013

May 22, 2013, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ: ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the first quarter ended March 31, 2013.

First Quarter 2013 Financial Highlights

➢

For the first quarter of 2013, the Company reported a net income of $6.4 million, or $0.05 basic and diluted earnings per share.

➢

The Company reported Adjusted EBITDA of $104.7 million for the first quarter of 2013, as compared to $50.7 million for the first quarter of 2012.(1)

Recent Events

-

On February 28, 2013, the Company signed definitive documentation for a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of the newbuilding drillships Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, scheduled for delivery in August 2013, October 2013 and November 2013, respectively. The facility has a five-year term and a repayment profile of approximately 11 years and bears interest at LIBOR plus a margin.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

George Economou, Chairman and Chief Executive Officer of the Company commented:

"During the first quarter of 2013, our results were adversely impacted by the scheduled drydock, for contract-related upgrades, of the Leiv Eiriksson which commenced drilling operations for Rig Management Consortium offshore Norway on April 15th 2013.  During the quarter, we also experienced certain blowout preventer- related downtime with respect to Eirik Raude and the Ocean Rig Mykonos which resulted in low operating efficiency for those two units. Our remaining four ultra-deepwater (“UDW”) units performed at an average of 97% operating efficiency during the quarter, which we find satisfactory.

In 2013, our focus has turned to the relocation of our day-to-day management functions to Athens, the integration of our three newbuilding drillships – the Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena- into our fleet and the reduction of our operating expenses and increasing operating efficiency.

I am pleased with the progress we have made year to date. I expect the new structure, with management headquarters in Athens, will help us manage our costs and increase our operating efficiency by utilizing our local hubs in Brazil, Angola and Norway.

Our on-the-water fleet is expected to grow this year by three 7th generation UDW drillships as we take delivery of the Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena. We plan to leverage our experience gained in 2011, when we took delivery of four UDW units, to successfully integrate in our fleet the three newbuilding drillships. Although we expect a minor delay of a couple of weeks in the delivery of the Ocean Rig Mylos, to August 2013, we have already ramped up onshore operations to accommodate all three of the newbuilding units. In addition, we have already completed over 70% of our essential crewing needs for the three units.

We believe the outlook for the UDW drilling industry is very positive given the high level of demand we are continuing to witness, and the emergence of new drilling areas in East Africa and the Asia/Pacific region coming into focus. We currently have only one unit available for employment in late 2013, Ocean Rig Skyros, and we believe its employment prospects are very promising.

We will continue to build on the Ocean Rig story and execute our plans to ensure long-term value creation for all our stakeholders.”

Financial Review: 2013 First Quarter

The Company recorded a net income of $6.4 million, or $0.05 basic and diluted earnings per share, for the three-month period ended March 31, 2013, as compared to a net loss of $46.3 million, or $0.35 basic and diluted losses per share, for the three-month period ended March 31, 2012. Adjusted EBITDA was $104.7 million for the first quarter of 2013, as compared to $50.7 million for the same period in 2012. (1)

Revenues from drilling contracts increased by $83.4 million to $246.4 million for the three-month period ended March 31, 2013, as compared to $163.0 million for the same period in 2012.

Rig operating expenses increased to $120.8 million and total depreciation and amortization decreased to $53.4 million, for the three-month period ended March 31, 2013, from $85.3 million and $54.7 million, respectively, for the three-month period ended March 31, 2012. Total general and administrative expenses increased to $22.5 million in the first quarter of 2013 from $17.7 million during the comparative period in 2012.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for a reconciliation to net income.

Fleet List

The table below describes our fleet profile and drilling contract backlog as of May 17, 2013:

Drilling Rigs / Drillships:

Unit Leiv Eiriksson	Year built 2001	Redelivery Q2 – 16	Operating area Norway	Backlog ($m) $572
Eirik Raude	2002	Q3 – 13	Ireland	$74
Eirik Raude	2002	Q3 – 14	Sierra Leone, Ivory Coast	$217
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$332
Ocean Rig Olympia	2011	Q3 – 15	Gabon, Angola	$473
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$770
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$305
Newbuildings Ocean Rig Mylos	2013	Q3 – 16	Brazil	$677
Ocean Rig Skyros	2013	N/A	N/A	N/A
Ocean Rig Athena	2013	Q1 – 17	Angola	$750
Ocean Rig Apollo	2015	Q1 – 18	Congo	$680(1)

Total

$4,850

(1)  Letter of Award is subject to definitive documentation.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2012	2013

REVENUES:
Revenues from drilling contracts	$162,999	$246,444

EXPENSES:
Drilling rig operating expenses	85,340	120,759
Depreciation and amortization	54,680	53,407
General and administrative expenses	17,669	22,546
Legal settlements	6,424	-
Operating income	(1,114)	49,732

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(28,928)	(31,369)
Gain/(Loss) on interest rate swaps	(3,362)	598
Other, net	(2,911)	1,586
Income taxes	(10,032)	(14,164)
Total other expenses	(45,233)	(43,349)

Net income/(loss)	$(46,347)	$6,383

Earnings/(loss) per common share, basic and diluted	$(0.35)	$0.05

Weighted average number of shares, basic and diluted	131,696,928	131,699,567

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2012	March 31, 2013

ASSETS
Cash and restricted cash (current and non-current)	$510,061	$463,889
Other current assets	242,447	264,736
Advances for drillships under construction	992,825	1,029,163
Drilling rigs, drillships, machinery and equipment, net	4,399,462	4,405,109
Other non-current assets	80,319	123,190
Total assets	6,225,114	6,286,087

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	2,853,410	2,812,392
Total other liabilities	463,189	554,650
Total stockholders’ equity	2,908,515	2,919,045
Total liabilities and stockholders’ equity	$6,225,114	$6,286,087

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended March 31,
	2012	2013
Net income/(loss)	$(46,347)	$6,383

Add: Net interest expense/(income)	28,928	31,369
Add: Depreciation and amortization	54,680	53,407
Add: Income taxes	10,032	14,164
Add: Gain/(Loss) on interest rate swaps	3,362	(598)
Adjusted EBITDA	$50,655	$104,725

6

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson completed its scheduled drydock for equipment and winterization upgrades related to its contract with the consortium managed by Rig Management Norway and commenced, as expected, drilling operations under the three-year contract on April 15, 2013. During the first quarter of 2013, and until it commenced drilling operations, the Leiv Eiriksson was earning zero revenue and the majority of the operating expenses relating to such rig were capitalized. We believe that the significant investment in equipment and winterization upgrades will enable the Leiv Eiriksson to achieve high operating efficiency and will ensure its employment marketability for years to come.

Eirik Raude

The Eirik Raude commenced on January 1, 2013 drilling operations under the contract with European Hydrocarbons. During the initial phase of the drilling contract, testing revealed that the blow out preventer, or BOP, bonnets were defective and not performing up to specifications. The equipment replacement took 21 days, during which time the unit was earning zero revenue and operating expenses were accounted for on an “as incurred” basis. The unit then drilled for 27 days completing the first well of the two well contract. On March 3, 2013, European Hydrocarbons unilaterally cancelled the contract paying a termination fee of approximately $14.5 million. The Eirik Raude mobilized to Ireland and commenced drilling operations under its contract with ExxonMobil on April 21, 2013.  Following the completion of the ExxonMobil contract, the Eirik Raude is scheduled to commence mobilization from Ireland to offshore West Africa to commence a 4 to 6 wells contract with Lukoil in the third quarter of 2013.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2012		Three Months ended March 31, 2013
(Dollars in thousands)		@
Total revenue………………………………	$	$	$ 62,418
EBITDA..……………………….			22,216
Total assets…………………………………	1,271,829		1,405,658
Total debt, net of financing fees………..	(781,001)		(781,837)
Shareholders equity………………………	(337,086)		(384,725)
Total cash and cash equivalents……….…	$ 62,429		$ 99,350

EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Three Months Ended March 31,
	2012	2013
Net loss	$(21,656)	$(4,644)
Add: Net interest expense	7,139	7,608
Add: Depreciation and amortization	18,834	16,662
Add: Income taxes	1,141	2,590
EBITDA	$5,458	$22,216

Conference Call and Webcast: May 23, 2013

As announced, the Company’s management team will host a conference call, on Thursday, May 23, 2013 at 8:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until May 30, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard  international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 10 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 8 ultra deepwater drillships, 3 of which are scheduled to be delivered to the Company during 2013 and 1 of which is scheduled to be delivered during 2015.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward- looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York) Tel. 212-661-7566

E-mail: oceanrig@capitallink.com